

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2024

John C. Asbury
President and CEO
Atlantic Union Bankshares Corporation
4300 Cox Road
Glen Allen, VA 23060

      Re: Atlantic Union Bankshares Corporation
              Registration on Form S-4
              Filed November 21, 2024
              File No. 333-283382

Dear John C. Asbury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc: Lee Hochbaum